UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of, March 2026

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

On March 12, 2026, Freight Technologies, Inc., a company organized in the British Virgin Islands (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the investor named therein (the “Buyer”), pursuant to which the Company agreed to sell to the Buyer 1,000,000 Series C preferred shares, par value $0.0001 per share of the Company (each, a “Series C Preferred Share” and collectively, the “Series C Preferred Shares”), which have the rights, preferences and privileges set forth in the Amended and Restated Memorandum and Articles of Association, filed with the Registrar of Corporate Affairs of the British Virgin Islands on March 12, 2026 (the “A&R M&A”) for an aggregate purchase price of $1,000,000 in a private placement (the “Offering”). The Offering raised net cash proceeds of approximately $975,000 (after deducting the transfer agent and legal fees and expenses of the Offering). The Company intends to use the net cash proceeds from the Offering for working capital and corporate purposes. Pursuant to the A&R M&A, each Series C Preferred Share is immediately convertible on the date of issuance, at the option of the Buyer, at any time and from time to time, and without the payment of additional consideration by the Buyer, into such number of fully paid and non-assessable ordinary shares, with no par value per share, of the Company (the “Ordinary Shares” and such shares issuable upon conversion of the Series C Preferred Shares, the “Conversion Shares”). The material terms of the Securities Purchase Agreement and the Series C Preferred Shares under the A&R M&A are summarized below.

Securities Purchase Agreement

The Securities Purchase Agreement contains customary representations and warranties. Pursuant to the Securities Purchase Agreement, the Buyer may request that the Conversion Shares are registered on a registration statement that the Company determines to prepare and file with the U.S. Securities and Exchange Commission relating to an offering of its equity securities under the Securities Act of 1933, as amended (the “Securities Act”). These “piggy-back” rights do not apply to registration statements filed on Form S-4 or Form S-8 (or their then equivalents) relating to equity securities to be issued solely in connection with any acquisition of any entity or business, or equity securities issuable in connection with the Company’s stock option or other employee benefit plans subject to the conditions set forth in the Securities Purchase Agreement.

In addition, the Company has agreed, pursuant to the Securities Purchase Agreement, that, until such time as the Buyer no longer hold any Series C Preferred Shares, the Company will not issue, grant or sell, or enter into an agreement to issue, grant or sell, any Ordinary Shares at a price per share less than the conversion price of the Series C Preferred Shares in effect immediately prior to such granting, issuance or sale.

Series C Preferred Shares

Additionally, in connection with the Securities Purchase Agreement, on March 11, 2026, the Company’s board of directors approved the form of and the filing of A&R M&A, which the Company filed on March 12, 2026. The A&R M&A amends several provisions with respect to the Series C Preferred Shares. The amended material terms of the Series C Preferred Shares are as follows:

Conversion: Each Series C Preferred Share is immediately convertible on the date of issuance, by dividing the Series C stated value, $1.00 per share (the “Series C Stated Value”), by the applicable conversion price (the “Conversion Price”) at the option of the shareholder thereof, at any time and from time to time, and without the payment of additional consideration by the shareholder thereof, into such number of fully paid and non-assessable Ordinary Shares. Pursuant to the A&R M&A, the Conversion Price will be the quotient of: the lower of (A) $3.012 with respect to the Series C Preferred Shares issued to DIP SPV I, L.P. in December 2025 and, with respect to any other issuance, 120% of the closing price per Ordinary Share on the trading date immediately preceding the date of a definitive agreement to issue any Series C Preferred Shares and (B) the lowest daily Volume-Weighted Average Price (the “VWAP”) of the Ordinary Shares in the seven (7) consecutive trading day period immediately preceding the date of the conversion of the applicable Series C Preferred Shares; in each case subject to the terms and conditions set forth in the Amended and Restated M&A.

Waiver: Any rights, powers, preferences and other terms of the Series C Preferred Shares in the Schedule of the A&R M&A, may be waived on behalf of all holders of Series C Preferred Shares by the written consent or affirmative vote of the Series C Requisite Holders. The “Series C Requisite Holder(s)” means the written consent or affirmative vote of the holders of at least a majority of the outstanding Series C Preferred Shares voting together as a single class, which majority must include the consent or affirmative vote of DIP SPV I, L.P. and Freight Opportunities LLC.

Right of Redemption: The Company may redeem all or any portion of the issued and outstanding Series C Preferred Shares at the Series C Preferred Redemption Price by providing written notice to the holders of not less than a majority of the then-outstanding Series C Preferred Shares (the “Series C Redemption Notice”) twenty (20) trading days prior to the requested date of redemption (the “Series C Redemption Date”). On the Series C Redemption Date, the Company shall deliver to each holder its applicable amount in cash. “Series C Preferred Redemption Price” means the greater of (i) the Series C Stated Value of the Series C Preferred Shares being redeemed and (ii) an amount equal to the product of (A) the number of Conversion Shares underlying the Series C Preferred Shares being redeemed multiplied by (B) the greater of (1) the VWAP on date of the Series C Redemption Notice and (2) the VWAP on the trading day immediately prior to the Series C Redemption Date. The holders of the Series C Preferred Shares may convert Series C Preferred Shares subject to a Series C Redemption Notice on or after the date of a Series C Redemption Notice received by such holder, through the trading day immediately prior to the Series C Redemption Date, which shall reduce the number of Series C Preferred Shares redeemed pursuant to such Series C Redemption Notice on the Series C Redemption Date.

The foregoing descriptions of the Securities Purchase Agreement and the A&R M&A do not purport to be complete and are qualified in their entirety by reference to the full texts of the Securities Purchase Agreement and A&R M&A, copies of which are filed as Exhibits 10.1 and 3.1 hereto, respectively, and incorporated herein by reference.

Unregistered Sales of Securities

The issuance and sale of the Series C Preferred Shares and the issuance of any Conversion Shares will be exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. Each of the Buyers represented that it is an accredited investor within the meaning of Rule 501(a) of Regulation D and was acquiring the securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The securities were offered without any general solicitation by the Company or its representatives.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association dated as of March 12, 2026
10.1	Form of Securities Purchase Agreement by and among Freight Technologies, Inc. and the Buyers dated March 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16 , 2026	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer